EXHIBIT 99.1

LIVEREEL ANNOUNCES NAME CHANGE TO CORDOVACANN CORP.

TORONTO, ONTARIO, January 19, 2018 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) is pleased to announce that it has changed its name to “CordovaCann Corp.” and, effective January 22, 2018, will commence trading on the OTCQB under its new name. The Company’s common shares will continue to trade under the symbol “LVRLF” on the OTCQB.

“The name change to CordovaCann Corp. better reflects the Company’s current business of providing services and investment capital to the processing and production verticals of the cannabis sector,” stated Mr. Taz Turner, Interim Chief Executive Officer of the Company. He added, “We have developed a number of very exciting opportunities across multiple regulated jurisdictions and we are aiming to complete one or more of these transactions in the next few months.”

The name change does not affect the rights of the Company’s shareholders. No action will be required by existing shareholders with respect to the name change, and certificates representing common shares of LiveReel Media Corporation will not need to be exchanged.

The CUSIP and ISIN numbers assigned to the Company’s common shares under its new name will be 21864T107 and CA21864T1075, respectively.

About CordovaCann Corp.

CordovaCann Corp. (formerly LiveReel Media Corp.) is a Canadian-domiciled company focused on building a leading diversified cannabis company. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

Note: This press release contains “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management’s ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company’s ability to retain key management and employees; intense competition and the company’s ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company’s public filing on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the risks and uncertainties detailed from time to time in the Company’s EDGAR and SEDAR filings.

The press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Company securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com